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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65376

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ERG SECURITIES (US) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 WASHINGTON STREET, SUITE 921
(No. and Street)

NORWALK (City) CT (State) 06854 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT GOODMAN (646) 571-0173
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOREY, NEE, BUCK & OSWALD , LLC
(Name – *if individual, state last, first, middle name*)

2571 BAGLYOS CIRCLE STE B20 (Address) BETHLEHEM (City) PA (State) 18020 (Zip Code)

SEC Mail Processing
MAR 06 2019
Washington, DC

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ROBERT GOODMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ERG SECURITIES (US) LLC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

FEB 27 2019

WILLIAM G. GOODENOUGH
Notary Public, State of New York
No. 01GO6072834
Qualified in Westchester County
Commission Expires April 15, 2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERG Securities (US) LLC
Table of Contents
December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of ERG Securities (US), LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ERG Securities (US), LLC as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of ERG Securities (US), LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of ERG Securities (US), LLC's management. Our responsibility is to express an opinion on ERG Securities (US), LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ERG Securities (US), LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as ERG Securities (US), LLC's auditor since 2017.

Bethlehem, Pennsylvania

February 27, 2019

ERG Securities (US) LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$	287,539
Fees receivable		14,742
Other current assets		7,580
Total Assets	$	309,861

Liabilities and Member's Equity

Liabilities		
Commissions and fees payable	$	249,748
Prepaid advisory fees		23,333
Total Liabilities		273,081
Member's equity		36,780
Total Liabilities and Member's Equity	$	309,861

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

ERG Securities (US) LLC formerly known as Asperion Group LLC (the "Company"), was formed as a single member limited liability company on April 26, 2002 in the State of Delaware. The Company is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA), effective November 11, 2002. ERG Capital Partners (US) LLC (the "Member"), a Delaware Limited Liability Company, purchased Asperion Group LLC on 12/31/16 including the intangible asset of the FINRA Member License and certain prepaid accounts relating to the regulatory portion of the business. Effective January 3, 2017, the Company changed its name to ERG Securities (US) LLC.

The Company provides strategic global advisory services for private placements and raises institutional capital.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition
The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash held by the Company is held in one global financial institution. The Company is subject to credit risk should the financial institution be unable to fulfill its obligations.

Foreign Currency
All assets and liabilities denominated in foreign currencies are translated into U.S. Dollar amounts at the date of valuation. Income and expense items denominated in foreign currencies are translated into U.S Dollar amounts on the respective dates of such transactions.

Fees Receivable
Fees receivable are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

Income Taxes
No provision for Federal or State income taxes has been made in the accompanying financial statements since such liabilities and related expenses are the responsibility of the Member.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NEW ACCOUNTING STANDARDS ADOPTED

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which completes the joint effort by the FASB and the International Standards Board to improve financial reporting by creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards. The new guidance outlines a single, comprehensive model for entities to use in accounting for revenue from contracts with customers and supersedes most current revenue recognition guidance issued by the FASB, including industry specific guidance. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. See Note 4 for further information.

On January 1, 2018, the Company adopted ASU 2014-09 and all related amendments ("ASC 606") and applied its provisions to all uncompleted contracts using the modified retrospective method. The Company had zero cumulative effect of initially applying ASC 606.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230). ASU 2016-18 provides guidance on the classification of restricted cash to be included with cash and cash equivalents when reconciling the beginning of the period and end of period total amounts on the statement of cash flows. This pronouncement is effective for reporting periods beginning after December 15, 2017 using a retrospective adoption method. The adoption of ASU 2016-18, effective January 1, 2018, did not have any impact on the Company's financial statements.

4. REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company adopted ASC 606, effective January 1, 2018, using the modified retrospective method. The Company had zero cumulative effect of initially applying ASC 606.

Private Placement Fees

Advisor Fees

Performance obligations in these arrangements vary dependent on the contract. Advisor fees may include non-refundable, fixed quarterly retainers, management fees, and deposits. Under the accounting standards in effect for prior periods, retainer fees were deferred and amortized over the estimated duration of the engagement. For the year ended December 31, 2018, it was determined that the customer simultaneously receives and consumes the benefits provided by the Company's performance as the Company performs and therefore, in accordance with FASB ASC 606-10-25-31, the Company recognized revenue over time as the performance occurred.

The Company controls the service as it is transferred to the customer, and is therefore acting as a principal. Accordingly the Company records revenues and out-of-pocket reimbursements on a gross basis, consistent with the practice under the accounting standards in effect for those periods.

Transaction Fees

The performance obligation may be the consummation of either the sale of securities or the raising of capital and may include success fees, performance fees or other percentage based fees. These fees are recognized as revenue when the performance obligation is satisfied, generally the trade date or the completion of a deal. The Company controls the service as it is transferred to the customer and is therefore acting as principal.

Disaggregation of Revenue

In the following table, revenue is disaggregated.

Advisor Fees	920,537
Transaction Fees	477,524
Reimbursed Client Expenses	68,583
Foreign Exchange Gain/(Loss)	(592)
Total Revenues	1,466,052

Costs to Obtain a Contract with a Customer

The Company capitalizes the incremental costs of obtaining a contract with a customer if the costs (1) relate directly to an existing contract or anticipated contract, and (2) are expected to be recovered. These costs are included in the on the statement of financial condition as fees receivable until recovered. If the costs are not recovered, the fees are expensed on the Statement of Income and included in Bad Debt Expense.

The Company uses an amortization method that is consistent with the pattern of transfer of goods or services to its customers. Any costs that are not incremental costs of obtaining a contract with a customer, such as costs of onboarding, training and support of independent financial advisors, would not qualify for capitalization.

Practical Expedients

The following practical expedients available under the modified retrospective method were applied upon adoption of ASC 606:

1. The Company applied the practical expedient outlined under ASC 606-10-65-1(h), and did not restate completed contracts as of the date of initial application, i.e. January 1, 2018.
2. The Company applied the practical expedient outlined under ASC 340-40-25-4 and did not capitalize the incremental costs to obtain a contract if the amortization period for the asset is one year or less.

Impacts on Financial Statements on January 1, 2018

The adoption of ASC 606 by the Company did not impact the Company's statement of financial condition as of January 1, 2018.

5. NET CAPITAL REQUIREMENTS

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $14,458, which was $9,458 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was 18.9 to 1.

6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 27, 2019, the date on which the financial statements were available to be issued. Management is not aware of any additional subsequent events that require recognition or disclosure in the financial statements.